Exhibit 21.0

Subsidiaries of Union Bankshares Corporation

Subsidiary	State of Incorporation

Union Bank and Trust Company	Virginia

Northern Neck State Bank	Virginia

Rappahannock National Bank	Federally Chartered

Union Investment Services, Inc.	Virginia

Bank of Williamsburg	Virginia

Mortgage Capital Investors, Inc.	Virginia

Union Insurance Group, Inc.	Virginia

Carmel Church Properties, LLC	Virginia